                                SCHEDULE 13E-4

           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               DECEMBER 9, 1999
                      SECURITIES ACT FILE NO. 333-72419
                  INVESTMENT COMPANY ACT FILE NO. 811-08485
                       -------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       -------------------------------

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (PURSUANT TO SECTION 13 (E) (1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               AMENDMENT NO. 1
                      GT GLOBAL FLOATING RATE FUND, INC.
                        (d/b/a AIM Floating Rate Fund)
                               (Name of Issuer)
                      GT GLOBAL FLOATING RATE FUND, INC.
                        (d/b/a AIM Floating Rate Fund)
                     (Name of Person(s) Filing Statement)
              SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)
                                 00141K-10-5
                    (CUSIP Number of Class of Securities)
                               ROBERT H. GRAHAM
                      GT GLOBAL FLOATING RATE FUND, INC.
                        (d/b/a AIM Floating Rate Fund)
                         11 GREENWAY PLAZA, SUITE 100
                          HOUSTON, TEXAS 77046-1173
                                1-800-347-4246
         (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      ARTHUR J. BROWN, ESQ.                                  OFELIA M. MAYO, ESQ.
     R. CHARLES MILLER, ESQ.                                 A I M ADVISORS, INC.
    KIRKPATRICK & LOCKHART LLP                           11 GREENWAY PLAZA, SUITE 100
 1800 MASSACHUSETTS AVENUE, N.W.                             HOUSTON, TEXAS 77046
      WASHINGTON, D.C. 20036                                    (713) 214-4785

                               November 3, 1999
                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of GT Global Floating Rate Fund, Inc. (d/b/a AIM Floating Rate Fund) (the "Fund") relating to an offer to purchase (the "Offer") up to 4,400,000 of the Fund's shares of common stock, par value $0.001 per share (the "Shares") and originally filed with the Securities and Exchange Commission on November 3, 1999 constitutes the final amendment pursuant to Rule 13e-4 (c) (3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

         The Offer terminated at 5:00 p.m., New York City time, on December 3, 1999 (the "Expiration Date"). Pursuant to the Offer, 1,667,563.339 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.70 per Share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate price of $16,175,364.39.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     GT GLOBAL FLOATING RATE FUND, INC.
                                              (d/b/a AIM Floating Rate Fund)

                                     By:      /s/ SAMUEL D. SIRKO
                                              Samuel D. Sirko
                                              Secretary